

Aaron Pickrell

Principal at Remington Road Group

Columbus, Ohio Area

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Remington Road Group

 Iowa State University

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500+ connections

Experience

Principal
Remington Road Group
Feb 2011 – Present · 7 yrs 7 mos
Columbus, Ohio Area

Remington Road Group strives to be the premier strategic consulting firm in the Midwest – focusing on providing clients the knowledge and skill set to expand and enhance their business. We will provide insight into business expansion strategies, advise and manage political and advocacy campaigns, serve as a hub for grassroots and grasstops campaigns for corporate and nonprofit clients, provide the highest levels of communications strategy, and help navigate local, state and federal governments.

Senior Advisor - Ohio
Obama for America
Jan 2012 – Nov 2012 · 11 mos
Columbus, Ohio Area

Campaign Manager
Strickland for Governor
Jan 2010 – Nov 2010 · 11 mos

Ohio State Director
Obama for America
Jun 2008 – Dec 2008 · 7 mos

Chief Operating Officer
Governor Strickland
Jan 2007 – Jun 2008 · 1 yr 6 mos

Show 4 more experiences ⌄

Education

 **Iowa State University**
BA, Political Science







State University 1991 – 1997

Skills & Endorsements

Strategic Communications · 99+

Endorsed by **Steven Stenberg and 10 others who are highly skilled at this**

Endorsed by **12 of Aaron's colleagues at Obama for America**

Politics · 99+

Endorsed by **Will Robinson and 13 others who are highly skilled at this**

Endorsed by **14 of Aaron's colleagues at Obama for America**

Political Campaigns · 90

Endorsed by **Steven Stenberg and 10 others who are highly skilled at this**

Endorsed by **11 of Aaron's colleagues at Obama for America**

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Recommendations

Received (0) Given (2)

Lora Rae Anderson

Lora Rae Anderson
Director of Communications at the Connecticut Department of Consumer Protection
October 26, 2015, Aaron was senior to Lora Rae but didn't manage directly

Lora Rae did a great job for the Obama campaign in Ohio in 2012. She is focused, energetic and has a keen understanding of the dynamics of organizing young voters

Natalie Wymer

Natalie Wymer
Vice President, Global Corporate Communications at SunPower Corporation
October 24, 2011, Aaron managed Natalie directly

Natalie was an amazing asset to the Obama/Biden Ohio campaign in 2008. Her ability to work in an ever changing, fast paced environment was key. Natalie was able to work strategically to ensure we were able to deploy the appropriate surrogates and principals to the most effective media markets - helping the campaign get maximum exposure. She would work with the entire team to ensure all our assets were being used in the most effective manner. She was also a tireless, focused, good humored, tenacious member of the President's team in Ohio